1934 Act Registration No. 1-30702

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2017

Siliconware Precision Industries Co., Ltd.

(Translation of Registrant’s Name Into English)

NO. 123, SEC. 3, DA FONG RD. TANTZU

TAICHUNG, TAIWAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐)

News Release

Contact:	Eva Chen, VP of Finance Div.
Siliconware Precision Industries Co., Ltd.	SPILIR@spil.com.tw
No. 123, Sec. 3, Da Fong Rd., Tantzu,	+886-4-25341525#1536
Taichung, Taiwan 42749	Byron Chiang, Spokesperson
www.spil.com.tw	Spokesperson@spil.com.tw
+886-3-5795678#3676

SPIL Announced the Nomination of Directors and Independent Directors

Issued by: Siliconware Precision Industries Co., Ltd.

Issued on: Apr 25, 2017

Taichung, Taiwan, April 25, 2017 — Siliconware Precision Industries Co., Ltd. (“SPIL” or “the Company”)(Taiwan Stock Exchange:2325.TT, NASDAQ:SPIL) today announced the nomination of candidates for election of Directors, including Independent Directors. The election will be held at the Company’s regular shareholders’ meeting scheduled on June 28, 2017.

The candidates list is as follows:

Nomination Type	Name	Education Background	Principal Business Activities	Current Position	Current Shareholding	Representative of Government or Foundation Institution	Relative Information
Candidate of Director	Bough Lin	Electronic Physics, National Chiao-Tung University Honorary Doctorate, National Chiao-Tung University	Chairman of SPIL	Chairman of SPIL	64,674,075	None	None
Candidate of Director	Chi-Wen Tsai	Electrical Engineering, National Taipei Institute of Technology	President of SPIL	Director and President of SPIL	24,775,555	None	None
Candidate of Director	Wen-Lung Lin	Bank & Insurance, National Taichung Institute of Commerce	Chairman of Ku Ming Investment	Chairman of Ku Ming Investment Director of SPIL	13,154,751	None	None
Candidate of Director	Yen-Chun Chang	Electronic Engineering, NanTai College	Senior Vice President of SPIL	Senior Vice President of SPIL Director of SPIL	6,663,417	None	None
Candidate of Director	Randy Hsiao-Yu Lo	Ph.D. of Chemical Engineering, Purdue University	Vice President, Advanced Package R&D Division, SPIL	President of Siliconware, USA, Inc. Director of SPIL	472	None	None
Candidate of Director	Yang Fong Investment co., Ltd	N.A.	N.A.	Director of SPIL	6,200,000	None	None

Nomination Type	Name	Education Background	Principal Business Activities	Current Position	Current Shareholding	Representative of Government or Foundation Institution	Relative Information
Candidate of Independent Director	John Hsuan	Electronics Engineering, National Chiao Tung University	Vice Chairman of United Microelectronics Corporation (UMC) Chairman of Faraday Technology Inc.	Honorary Vice Chairman of UMC Chairman of Meridigen Biotech Co., Ltd. Representative of Director of D-Link Corporation Independent Director of Wistron Corp. Independent Director of Compal Electronics Inc. Independent Director of SPIL	0	None	None
Candidate of Independent Director	Tsai- Ding Lin	Ph.D. of Psychology, University of Texas	Professor of Department of International Business, Tunghai University	Professor of Department of International Business, Tunghai University Independent Director of SPIL	0	None	None
Candidate of Independent Director	William W.Sheng	Ph.D. of Accounting, Purdue University	Professor of Department of Public Finance and Taxation, National Taichung of Science and Technology	Professor of Department of Public Finance and Taxation, National Taichung of Science and Technology Independent Director of SPIL Independent Director of Episil-Precision Inc. Independent Director of Advanced Lithium Electrochemistry (Cayman) Co., Ltd. Independent Director of Epistar Corp. Supervisor of Elite Semiconductor Memory Technology Inc.	0	None	None

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Siliconware Precision Industries Co., Ltd

Date: April 25, 2017	By: /s/ Ms. Eva Chen
Eva Chen
Chief Financial Officer